-FOR IMMEDIATE RELEASE-

ELRON TO REPORT FIRST QUARTER FINANCIAL RESULTS ON MAY 16

Tel Aviv, May 9, 2006 - Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) today announced that it will be releasing its first quarter 2006 financial results on Tuesday, May 16, 2006.

Elron will also be hosting a conference call that same day at 9:30am EDT. On the call, Mr. Doron Birger, President and CEO and Mrs. Rinat Remler, Vice President and CFO, will review and discuss the financial results and will be available to answer questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

In the US: 1 866 229 7198

In the UK: 0 800 917 5108

In Israel: 03 918 0600

International Participants: +972 3 918 0600

For your convenience, a replay of the call will be available starting two hours after the call ends until Thursday, May 18, 2006. To access the replay please dial: (US) 1 866 276 1002, (UK) 0 800 917 4256 or (International) +972 3 925 5942.

A replay of the call will also be available for ninety days on the company website.

Elron Electronic Industries Ltd. is a high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of medical devices, information and communication technology, semiconductors and advanced materials. For further information, visit http://www.elron.com

Contact:
Rinat Remler
Elron Electronic Industries Ltd.
Tel. 972-3-6075555
rinat@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider.)